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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                      (Amendment No. ___)<1>



                    Univision Communications Inc.
                        (Name of Issuer)


                      Class A Common Stock
                 (Title of Class of Securities)


                           914906102
                         (CUSIP Number)


__________________________
[FN]
<1>   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[FN]

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1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stephen P. Rader

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<1>
                                                       (a) [X]

                                                       (b) [ ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen


NUMBER OF         :
SHARES            : 5    SOLE VOTING POWER      0
BENEFICIALLY      :
OWNED BY          : 6    SHARED VOTING POWER
EACH              :        1,161,354 Shares Class A Common Stock
REPORTING         : 7    SOLE DISPOSITIVE POWER  0
PERSON            :
WITH              : 8    SHARED DISPOSITIVE POWER
                         1,161,354 Shares Class A Common Stock


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,161,354 Shares Class A Common Stock

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES<1>
                                                           [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     9.865% of Class A Common Stock
                     (see response to Item 4)

12   TYPE OF REPORTING PERSON<1>
                                       IN




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1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Anne W. Rader

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a)  [X]
                                                      (b)  [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen


NUMBER OF         :
SHARES            : 5    SOLE VOTING POWER      0
BENEFICIALLY      :
OWNED BY          : 6    SHARED VOTING POWER
EACH              :        1,161,354 Shares Class A Common Stock
REPORTING         : 7    SOLE DISPOSITIVE POWER  0
PERSON            :
WITH              : 8    SHARED DISPOSITIVE POWER
                         1,161,354 Shares Class A Common Stock

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,161,354 Shares Class A Common Stock

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES<1>
                                                            [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               9.865% of Class A Common Stock
               (see response to Item 4)

12   TYPE OF REPORTING PERSON<1>
                               IN



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Item 1(a).   Name of Issuer:

             Univision Communications Inc.


Item 1(b).   Address of Issuer's Principal Executive Offices:

             1999 Avenue of the Stars, Suite 3050
             Los Angeles, California 90067


Item 2(a).   Name of Persons Filing:
Item 2(b).   Address of Principal Business Office:
Item 2(c).   Citizenship:

             Stephen P. Rader
             1999 Avenue of the Stars, Suite 700
             Los Angeles, California 90067
             (United States Citizen)

             Anne W. Rader
             1999 Avenue of the Stars, Suite 700
             Los Angeles, California 90067
             (United States Citizen)


Item 2(d).   Title of Class of Securities:

             Class A Common Stock


Item 2(e).   CUSIP Number:

             914906102




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Item 3.      If this statement is filed pursuant to Rules
             13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)   [ ]  Broker or Dealer registered under Section 15 of
                  the Act:

                      Not applicable

       (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act:

                      Not applicable

       (c)   [ ]  Insurance Company as defined in Section
                  3(a)(19) of the Act:


                      Not applicable

       (d)   [ ]  Investment Company registered under Section 8
                  of the Investment Company Act:

                      Not applicable

       (e)   [ ]  Investment Adviser registered under Section 203
                  of the Investment Advisers Act of 1940:

                      Not applicable


       (f)   [ ]  Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund (see 13d-1(b)(1)(ii)(F)):

                      Not applicable

       (g)   [ ]  Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G) (see Item 7):

                      Not applicable

       (h)   [ ]  Group, in accordance with Rule
                  13d-1(b)(1)(ii)(H):

                      Not applicable.



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Item 4.      Ownership


       Stephen P. Rader

             (a)  Amount beneficially owned:  1,161,354 Shares
                  Class A Common Stock.<2>

             (b)  Percent of class:  9.865% of Class A Common
                  Stock.

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                  none

                  (ii)  Shared power to vote or to direct the
                  vote: 1,161,354 shares of Class A Common Stock

                  (iii) Sole power to dispose or direct the disposition of: none

                  (iv) Shared power to dispose or to direct the disposition of: 1,161,354 shares of Class A
                  Common Stock


       Anne W. Rader

             (a)  Amount beneficially owned:  1,161,354 shares
                  Class A Common Stock.<2>

             (b)  Percent of class:  9.865% of Class A Common
                  Stock.

             (c)  Number of shares as to which such person has:

                  (ii)  Shared power to vote or to direct the
                  vote: 1,161,354 shares of Class A Common Stock

                  (iii) Sole power to dispose or direct the disposition of: none


___________________________
[FN]
<2>    Of the 1,161,354 shares covered by this report, 960,705 shares are beneficially by Stephen P. Rader and Anne W. Rader as Trustees of the Rader Living Trust dated September 9, 1994. The remaining 200,649 shares are beneficially owned by Stephen P. Rader and Anne
W. Rader as general partners of the Rader Family Partnership, L.P.
[FN]


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                  (iv)  Shared power to dispose or to direct the
                  disposition of: 1,161,354 shares of Class A
                  Common Stock

Item 5.      Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.


             Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Univision
             Communications Inc.

Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by the
             Parent Holding Company.


             Not applicable.

Item 8.      Identification and Classification of Members of the
             Group.

             Not applicable.


Item 9.      Notice of Dissolution of Group.

             Not applicable.


Item 10.     Certification.

             Not applicable.




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                            SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 11th day of February, 1997.




                                    /s/__Stephen P. Rader__
                                        Stephen P. Rader


                                   /s/__Anne W. Rader__
                                       Anne W. Rader




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